THE BANK OF NOVA SCOTIA
QUARTERLY UPDATE — April 30, 2003

INTEREST RECONCILIATION AND COMPUTATION DISCLOSURE

(In $ Millions)

			12 Months
			Ended
			April 30, 2003

RECONCILIATION OF INTEREST EXPENSE:
Reported 12 Month Subordinated Debenture Interest			180

Normalize Debenture Interest Expense for
Debenture Issuances/Redemptions During the Period			(44)

Normalize Amortization of Debenture Issuance
Costs During the Last 12 Month Period			(3)

PROFORMA DEBENTURE INTEREST REQUIREMENT
(Including amort’n of discount, premium and issue costs)	(A	)	$133

INTEREST COVERAGE:
NET INCOME BEFORE TAX AND DEBENTURE INTEREST	(B	)	$3,151

NET INCOME BEFORE TAX AND DEBENTURE INTEREST
AS A MULTIPLE OF DEBENTURE INTEREST	(B/A	)	23.7	times